
06011877



NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

20.03.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~) 82-4270**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated March 14, 2006

2. Information on the events that may significantly affect the price of the Company's securities dated March 14, 2006

3. Press release dated March 13, 2006: Polyus Gold's shareholders approve the first decisions

4. Statement of material fact dated March 13, 2006: Information on decisions passed by General Meetings of shareholders

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization in which the Issuer's share in authorized capital has changed: ***Open Joint Stock Company Kola Transmission Grids;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***184355, Murmashy Settlement, Murmansk Area, ul Kirova 2;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0 %;***

Percentage of ordinary shares of the aforementioned organization held by the Issuer before change: ***0 %;***

The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***14.83%;***

Percentage of ordinary shares of the aforementioned organization held by the Issuer after change: ***10.01%.***

Date of the change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***March 14, 2006.***

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney № ГМК-115/99-нт of 25.01.2006)

March 14, 2006

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	*http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe*
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization in which the Issuer's share in authorized capital has changed: ***Open Joint Stock Company Krasnoyarsk Transmission Grids;*** Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***660021, Russian Federation, Krasnoyarsk, ul Bograda 144A;*** The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0 %;*** Percentage of ordinary shares of the aforementioned organization held by the Issuer before change: ***0 %;*** The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***25.47%;*** Percentage of ordinary shares of the aforementioned organization held by the Issuer after change: ***25.26%.*** Date of the change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***March 14, 2006.***

Representative of MMC Norilsk Nickel
(Power of Attorney № ГМК-115/99-нм of 25.01.2006)

Usanov D.A.


RECEIVED
MAR 22 A 11:38
OF INTERNATIONAL
CORPORATE FINANCE

March 14, 2006.



13.03.2006

Polyus Gold's shareholders approve the first decisions

In accordance with reorganization plan in the form of spin-off organizational General Meeting of Polyus Gold's shareholders was held on March 3, 2006. Pursuant to the approved Procedure and conditions of the spin-off dated 30 September and the decision of MMC Norilsk Nickel's Board of Directors dated December 16, 2006 the agenda of the General Meeting was as follows:

1. Election to the Board of Directors;
2. Formation of a single-person executive body (General Director);
3. Election to the Revision Commission;
4. Approval of the Charter;
5. Approval of the Regulations on the General Meeting of shareholders;
6. Approval of the Regulations on the Board of Directors;
7. Approval of the Auditor.

The majority of shareholders voted for on all items of the agenda in accordance with the recommendations of MMC Norilsk Nickel's Board of Directors.

Thus the following members were elected to Polyus Gold's Board of Directors:

1. Brayko Valery Nikolaevich	Chairman of Gold Mining Association - *Independent Director*
2. Ivanov Evgeny Ivanovich	President, CJSC Polyus
3. Klishas Andrey Aleksandrovich	General Director, Interros Holding Company
4. Lord Gillford	Director, Founding partner of The Policy Partnership Limited - *Independent Director*
5. Morozov Denis Stanislavovich	Deputy General Director, member of the Management Board of MMC Norilsk Nickel
6. Prokhorov Mikhail Dmitrievich	General Director – Chairman of the Management Board, MMC Norilsk Nickel
7. Rodney B. Berens	Founding partner of Berens Capital Management, LLC - *Independent Director*
8. Rudakov Valery Vladimirovich	Chairman of the Board of Directors, CJSC Polyus
9. Salnikova Ekaterina Mikhailovna	Deputy Director of Finance Department (corporate governance), Interros Holding Company

Mr. Ivanov E., President of ZAO Polyus since March 1, 2004, was elected to the post of General Director of Polyus Gold.

More detailed information on reorganization in the form of spin-off can be found:
http://www.nornik.ru/en/shareholders/goldseparation/

The next steps for the spin-off of gold assets:

· **March, 2006**: State registration of Polyus Gold.
· **March - April, 2006**: Registration of the report on results of the new share issuance, the shares of Polyus Gold are to be transferred to the shareholders and the Depositary of MMC Norilsk Nickel's American Depositary Shares (ADS) - Bank of New York - for the owners of Norilsk Nickel's ADS.
· **April, 2006**: Polyus Gold will apply for listing at one or several Russian stock exchanges.
· **May, 2006**: Registration of Level 1 ADR program for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact:

Denis Morozov
Deputy General Director, member of the Management Board
phone: 797 82 57
Reorganization@nornik.ru

Dmitry Usanov
Head of Investor Relations
phone: 755 67 33
usanovda@nornik.ru

STATEMENT OF MATERIAL FACT: INFORMATION ON DECISIONS PASSED BY GENERAL MEETINGS OF SHAREHOLDERS

1. General information	
1.1. Full name of the Issuer	**Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel**
1.2. Abbreviated name of the Issuer	**OJSC MMC Norilsk Nickel**
1.3. The Issuer's location	**Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation**
1.4. Primary State Registration Number of the Issuer	**1028400000298**
1.5.The Issuer's Taxpayer Identification Number:	**8401005730**
1.6. The Issuer's Unique Code given by the registering body:	**40155-F**
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	**"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "**
1.9. Code(s) of material fact (s)	**1040155F13032006**

2. Subject matter of the information

Resolutions of the General meeting of shareholders of Polyus Gold OJSC, which had been held under the Federal Law* On Joint-Stock Companies *(Article 19, p. 3, para.2)

2.1. Type of the general meeting (annual or extraordinary): ***General meeting of shareholders held under the Federal Law* On Joint-Stock Companies *(Article 19, p. 3, para.2)***

2.2. Format of the general meeting: ***Meeting***

2.3. Date and venue of the general meeting: ***March 3, 2006; Moscow, Leningradsky Prospekt 49, the Russian Government's Finance Academy***

2.3. Quorum at the general meeting: ***total number of shares held by the shareholders who took part in the General meeting is 115 601 937 (the meeting is quorate)***

2.4. Issues put to vote and vote results:

1. *Election to the Board of Directors of Polyus Gold, OJSC.*

Nominees	Votes
Brayko Valery Nikolaevich	*115 941 511*
Ivanov Evgeny Ivanovich	*111 997 925*
Klishas Andrey Aleksandrovich	*111 125 732*
Kostoyev Dmitry Ruslanovich	*532 177*
Lord Gillford	*115 868 374*
Morozov Denis Stanislavovich	*111 477 798*
Parinov Kirill Yuryevich	*621 859*
Prokhorov Mikhail Dmitrievich	*112 878 770*
Rodney B. Berens	*115 774 703*
Rudakov Valery Vladimirovich	*111 206 908*
Salnikova Ekaterina Mikhailovna	*111 027 265*

Resolution passed.

2. Formation of a single-person executive body of Polyus Gold, OJSC (General Director).

«FOR» - 115 334 536

«AGAINST» - 2 354

«ABSTAINED» - 15 544

Resolution passed.

3. Election to the Revision Commission of Polyus Gold, OJSC.

«FOR» - 115 330 130

«AGAINST» - 2 597

«ABSTAINED» - 25 840

Resolution passed.

4. Approval of the Charter of Polyus Gold, OJSC.

«FOR» - 115 319 502

«AGAINST» - 1 309

«ABSTAINED» - 36 307

Resolution passed.

5. Approval of the Regulations on the General Meeting of Shareholders of Polyus Gold, OJSC.
«FOR» - 115 316 582
«AGAINST» - 794
«ABSTAINED» - 32 733

Resolution passed.

6. Approval of the Regulations on the Board of Directors of Polyus Gold, OJSC.
«FOR» - 115 306 891
«AGAINST» - 1 557
«ABSTAINED» - 37 572

Resolution passed.

7. Approval of the Auditor of Polyus Gold, OJSC.
«FOR» - 115 333 743
«AGAINST» - 1 988
«ABSTAINED» - 9 651

Resolution passed.

2.5. Decisions passed by the General Meeting are worded as follows:

1. *Members of the Board of Directors elected by the majority vote: Brayko V.N., Ivanov E.I., Klishas A.A., Lord Gillford, Morozov D.S., Prokhorov M.D., Rodney B. Berens, Rudakov V.V., Salnikova E.M.*
2. *"To elect Ivanov Evgeny Ivanovich General Director of Polyus Gold, OJSC"*
3. *"To elect the following persons members of the Revision Commission: Avseeva Lidiya Eduardovna, Donkin Ilya Viktorovich, Zatsepin Mikhail Yuryevich, Mayorov Dmitry Aleksandrovich, Spirin Sergey Vladimirovich".*
4. *"To approve the Charter of Polyus Gold, OJSC as per Addendum 1".*
5. *"To approve the Regulations on the General Meeting of Shareholders of Polyus Gold, OJSC as per Addendum 2".*
6. *"To approve the Regulations on the Board of Directors of Polyus Gold, OJSC as per Addendum 3".*
7. *"To approve Rosexpertiza LLC the Auditor of Polyus Gold, OJSC for the year 2006".*

Representative of MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нм of 25.01.2006

March 13, 2006